Diego Pellicer Worldwide, Inc.

6800 Owensmouth Avenue

Suite 350

Los Angeles, CA 91303

July 30, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Diego Pellicer Worldwide, Inc.
Amendment No. 1 and No. 2 to Form 8-K
File No. 333-189731
Filed March 19, 2015
Response Dated June 24, 2015

Dear Mr. Spirgel:

We are in receipt of your comment letter dated July 6, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Risk Factors, page 17

1.	We note your response to prior comment 15, but are unable to determine where you have disclosed that your website will not sell marijuana. Please advise or revise.

RESPONSE: We have previously disclosed in the “Business Overview” and “Our Corporate History and Background” sections on page 3 of the document that the Company will not grow or sell marijuana or marijuana-infused products at this time. We have also stated in the “Primary Service” section on page 16 that the Company will not develop a website that sells marijuana or marijuana-infused products.

Exhibit 99.2 Pro Forma Financial Information

2.	Please revise Note 2 to the pro forma presentation to separately describe and identify the pro forma adjustments attributed to the spin-off of pre-Merger assets and liabilities and the recapitalization transaction.

RESPONSE: We have revised Note 2 to the pro forma presentation to separately describe and identify the pro forma adjustments attributed to the spin-off of pre-Merger assets and liabilities and the recapitalization transaction.

3.	We note your response to comment 24 but we do not find the revised disclosure discussing the warrants disclosed in Item 11 Description of Securities on page 38. Please expand the description of the merger and share exchange transaction to include the warrants or tell us why they are not related to the transaction.

RESPONSE: We have updated Note 1 in the Pro Forma Financials to provide a more detailed description of the merger and share exchange transaction that includes the warrants issued in connection with the transaction.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Gregg Jaclin at (609) 275-0400 or by email at gjaclin@szaferman.com. In addition, please feel free to contact me by email at rtt@me.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 8-k; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Diego Pellicer Worldwide, Inc.

By:	/s/ Ron Throgmartin
Name:	Ron Throgmartin
Title:	Chief Executive Officer